U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                         Global Telecom LLC ("Telecom")
--------------------------------------------------------------------------------
   (Last)                           (First)                  (Middle)

                             1000 Louisiana Street
--------------------------------------------------------------------------------
                                    (Street)

                               Houston, TX 77002
--------------------------------------------------------------------------------
   (City)                           (State)                     (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Netro Corporation (NTRO)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     April/2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001        4/2/2001        P               50,000       A    4.5438     9,340,000        D
per share ("Netro Shares")
------------------------------------------------------------------------------------------------------------------------------------
Netro Shares                          4/3/2001        P               30,000       A    3.9792     9,340,000        D
------------------------------------------------------------------------------------------------------------------------------------
Netro Shares                          4/4/2001        P               20,000       A    3.7656     9,340,000        D
------------------------------------------------------------------------------------------------------------------------------------
Netro Shares                          4/10/2001       P               40,000       A    3.7000     9,340,000        D
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses: See attached Exhibit to Form 4, which is hereby incorporated herein by reference.

  **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


     Note: File three copies of this form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                Exhibit to Form 4


Name and Address of Additional Reporting Persons:
------------------------------------------------

Carso Global Telecom, S.A. de C.V. ("CGT") with the following address:

         Insurgentes Sur #1500
         Col. Pena Pobre Tlalpan
         14060 Mexico D.F., Mexico

Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit and Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"), each with the following address:

         Paseo de Las Palmas #736
         Colonia Lomas de Chapultepec
         11000 Mexico D.F., Mexico

Explanation of Responses:
------------------------

During the month of April, CGT did not effect any transactions subject to
Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of April 30, 2001, CGT had indirect beneficial ownership of the 9,340,000 Netro Shares then directly owned by its wholly-owned subsidiary, Telecom.

During the month of April, the Slim Family did not effect any transactions subject to the Exchange Act. The Slim Family beneficially owns a majority of the outstanding voting and equity securities of CGT, and therefore each member of the Slim Family may be deemed to have indirect beneficial ownership of the 9,340,000 Netro Shares then beneficially owned indirectly by CGT and owned directly by Telecom.

                                 Signature Page
                                 --------------


-----------------------------------
Carlos Slim Helu

-----------------------------------
Carlos Slim Domit                              By: /s/ Eduardo Valdes Acra
                                                   -----------------------------
-----------------------------------                Eduardo Valdes Acra
Marco Antonio Slim Domit                           Attorney-in-Fact
                                                   May 8, 2001
-----------------------------------
Patrick Slim Domit

-----------------------------------
Maria Soumaya Slim Domit

-----------------------------------
Vanessa Paola Slim Domit

-----------------------------------
Johanna Monique Slim Domit


CARSO GLOBAL TELECOM, S.A. DE C.V.

-----------------------------------
By: Eduardo Valdes Acra
Title: Attorney-in-Fact

GLOBAL TELECOM LLC

By: James M. Nakfoor
Title: Manager

                                POWER OF ATTORNEY


                  I, a holder of shares of common stock, $0.001 par value per share (the "Securities"), of Netro Corporation, a corporation organized under the laws of California, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to my ownership (direct or otherwise) of the Securities and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Carlos Slim Helu
                                               --------------------------------
October 25, 2000                               By:  Carlos Slim Helu

                                POWER OF ATTORNEY


                  I, a holder of shares of common stock, $0.001 par value per share (the "Securities"), of Netro Corporation, a corporation organized under the laws of California, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to my ownership (direct or otherwise) of the Securities and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Carlos Slim Domit
                                               --------------------------------
October 25, 2000                               By:  Carlos Slim Domit

                                POWER OF ATTORNEY


                  I, a holder of shares of common stock, $0.001 par value per share (the "Securities"), of Netro Corporation, a corporation organized under the laws of California, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to my ownership (direct or otherwise) of the Securities and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Marco Antonio Slim Domit
                                               --------------------------------
October 25, 2000                               By:  Marco Antonio Slim Domit

                                POWER OF ATTORNEY


                  I, a holder of shares of common stock, $0.001 par value per share (the "Securities"), of Netro Corporation, a corporation organized under the laws of California, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to my ownership (direct or otherwise) of the Securities and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Patrick Slim Domit
                                               --------------------------------
October 25, 2000                               By:  Patrick Slim Domit

                                POWER OF ATTORNEY


                  I, a holder of shares of common stock, $0.001 par value per share (the "Securities"), of Netro Corporation, a corporation organized under the laws of California, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to my ownership (direct or otherwise) of the Securities and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Maria Soumaya Slim Domit
                                               --------------------------------
October 25, 2000                               By:  Maria Soumaya Slim Domit

                                POWER OF ATTORNEY


                  I, a holder of shares of common stock, $0.001 par value per share (the "Securities"), of Netro Corporation, a corporation organized under the laws of California, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to my ownership (direct or otherwise) of the Securities and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Vanessa Paola Slim Domit
                                               --------------------------------
October 25, 2000                               By:  Vanessa Paola Slim Domit

                                POWER OF ATTORNEY


                  I, a holder of shares of common stock, $0.001 par value per share (the "Securities"), of Netro Corporation, a corporation organized under the laws of California, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for me and in my name, place and stead and on my behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to my ownership (direct or otherwise) of the Securities and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on my behalf any such Filings required to be filed pursuant to the Exchange Act with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.



                                               /s/ Johanna Monique Slim Domit
                                               --------------------------------
October 25, 2000                               By:  Johanna Monique Slim Domit

                                POWER OF ATTORNEY


                  Carso Global Telecom, S.A. de C.V., a holder of shares of common stock, $0.001 par value per share (the "Securities"), of Netro Corporation, a corporation organized under the laws of California, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for it and in its name, place and stead and on its behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to its ownership (direct or otherwise) of the Securities and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on its behalf any such Filings required to be filed pursuant to the Exchange Act with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                              CARSO GLOBAL TELECOM, S.A. DE C.V.


                                              /s/ Eduardo Valdes Acra
                                              --------------------------------
October 25, 2000                              By: Eduardo Valdes Acra
                                              Title: Attorney-in-Fact

                                POWER OF ATTORNEY


                  Global Telecom LLC, a holder of shares of common stock, $0.001 par value per share (the "Securities"), of Netro Corporation, a corporation organized under the laws of California, which Securities are registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), hereby constitute and appoint Eduardo Valdes Acra and Rafael Robles Miaja, and each of them singly, its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, for it and in its name, place and stead and on its behalf, in any and all capacities, to sign any Form 3, 4 or 5 or Schedule 13D or 13G relating to its ownership (direct or otherwise) of the Securities and any and all amendments thereto and any other document relating thereto (including any joint filing agreement) (collectively, the "Filings"), and to file on its behalf any such Filings required to be filed pursuant to the Exchange Act with the United States Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, full power and authority to do and perform any and all acts and things requisite as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof, and this power of attorney shall be irrevocable until December 31, 2004.

                                               GLOBAL TELECOM LLC


                                               /s/ James M. Nakfoor
                                               --------------------------------
October 25, 2000                               By: James M. Nakfoor
                                               Title: Manager

                             JOINT FILING AGREEMENT


         THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 25th day of October 2000, by and among Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, Carso Global Telecom, S.A. de C.V. and Global Telecom LLC.

         The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, 4 or 5 or Schedule 13D or 13G relating to their ownership (direct or otherwise) of any securities of Netro Corporation, a California corporation, and any and all amendments thereto and any other document relating thereto (collectively, the "Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Carlos Slim Helu

----------------------------------
Carlos Slim Domit                            By: /s/ Eduardo Valdes Acra
                                                 ---------------------------
----------------------------------               Eduardo Valdes Acra
Marco Antonio Slim Domit                         Attorney-in-Fact
                                                 October 25, 2000
----------------------------------
Patrick Slim Domit

----------------------------------
Maria Soumaya Slim Domit

----------------------------------
Vanessa Paola Slim Domit

----------------------------------
Johanna Monique Slim Domit


CARSO GLOBAL TELECOM, S.A. DE C.V.


----------------------------------
By: Eduardo Valdes Acra
Title: Attorney-in-Fact

GLOBAL TELECOM LLC


----------------------------------
By: James M. Nakfoor
Title: Manager